UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One): ☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form 10-D ☐ Form N-CEN ☐ Form N-CSR

For Period Ended: June 30, 2023

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART I-REGISTRANT INFORMATION

PolarityTE, Inc.
Full name of Registrant

N/A
Former name if Applicable

1960 S. 4250 West
Address of Principal Executive Office (Street and number)

Salt Lake City, UT 84104
City, State and Zip Code

PART II-RULE 12b-25 (b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

☐	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, FORM N-CEN or Form N-CSR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail why Form 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

PolarityTE, Inc. (the “Company”) is filing this Notification of Late Filing on Form 12b-25 with respect to its Annual Report on Form 10-Q for the quarter ended June 30, 2023 (the “Form 10-Q”). The Company has determined that it is unable to file its Form 10-Q within the prescribed time period or within the five day extension period without unreasonable effort or expense for the reasons set forth below.

As previously disclosed, on June 6, 2023, the Company together with certain of its subsidiaries (collectively, the “Debtors”) filed voluntary petitions for relief under Chapter 11 of 11 U.S.C. §§ 101 et seq. of the United States Code (the “Bankruptcy Code”) in the United States Bankruptcy Court for the District of Utah (the “Bankruptcy Court”) under the captions In re PolarityTE, Inc., a Delaware corporation (Case No. 23-bk-22358-KRA) (Bankr. D. Utah), In re PolarityTE, MD Inc., a Nevada corporation (Case No. 23-bk-22360-KRA) (Bankr. D. Utah), and In re PolarityTE, Inc., a Nevada corporation (Case No. 23-bk-22361-KRA) (Bankr. D. Utah) (collectively, the “Chapter 11 Cases”). The Debtors have filed a motion with the Bankruptcy Court seeking joint administration under the caption In re PolarityTE, Inc., a Delaware corporation (Case No. 23-bk-22358-KRA) (Bankr. D. Utah). On June 6, 2023, prior to the filing of the Chapter 11 Cases, the Debtors entered into a “stalking horse” asset purchase agreement (the “Asset Purchase Agreement”) with Grander Acquisition LLC, a Delaware limited liability company (“Grander Acquisition”), pursuant to which Grander Acquisition agreed to purchase substantially all of the assets of the Debtors for approximately $6.5 million, less the amount of debtor-in-possession financing outstanding at closing, if any, subject to certain exceptions, and plus the assumption of assumed liabilities.

On July 26, 2023, the Debtors and Grander Acquisition entered into an amendment of the Asset Purchase Agreement (the “Amendment”). The Amendment updates certain lists of contracts and receivables subject to purchase by Grander Acquisition, updates certain sections of the disclosure schedules and revises the closing deadline to no later than the later of (i) the second business day after satisfaction or waiver of all conditions to closing and (ii) August 15, 2023. The Asset Purchase Agreement as amended by the Amendment is hereinafter referred to as the “Purchase Agreement.”

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On July 31, 2023, the Bankruptcy Court entered an order (the “Sale Order”) approving and authorizing the acquisition of substantially all of the assets of the Debtors, including the assignment and assumption of certain contracts, as provided for in the Purchase Agreement.

On August 15, 2023, the Debtors and Grander Acquisition consummated the transactions contemplated by the Purchase Agreement, thereby completing the disposition of substantially all of the Debtors’ assets in accordance with the Purchase Agreement.

Due to the considerable time and resources that management has had to devote to the Chapter 11 Cases, the Sale Order and sale of the Debtors’ assets under the Purchase Agreement, and related obligations, and changes in the Company’s financial position, which would need to be reflected in the Company’s financial statements, the Company does not have the resources or personnel necessary to, without unreasonable effort or expense, timely file the Form 10-Q. At this time, the Company cannot estimate when it will be able to file the Form 10-Q, if at all.

The Company cautions that trading in the Company’s securities during the pendency of the Chapter 11 Case is highly speculative and poses substantial risks. Trading prices for the Company’s securities may bear little or no relationship to the actual recovery, if any, by holders of the Company’s securities in the Chapter 11 Case.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification.

Jacob Patterson	435	640-6206
(Name)	(Area Code)	(Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). ☒ Yes ☐ No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company’s results of operations for the quarter ended June 30, 2023 differed significantly from its results of operations for the quarter ended June 30, 2022 due to adverse developments that occurred with respect to the Company’s business and liquidity, including events precipitating the Company commencing the Chapter 11 Cases.

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PolarityTE, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: August 15, 2023	By:	/s/ Jacob Patterson
Jacob Patterson
Chief Financial Officer

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